SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0866)

FINAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31ST DECEMBER 2005

The directors ("Directors") of SUNDAY Communications Limited (the "Company" or "SUNDAY") herein announce the audited consolidated results of the Company and its subsidiaries (the "SUNDAY Group" or the "Group") for the year ended 31st December 2005.

Solid 2G business performance 8% increase in 2G subscriber base to 738,000 Enhanced 2G network coverage 3G network ready and in trial stage Leveraged on PCCW's financial and operational resources

CHAIRMAN'S STATEMENT

2005 was a year for change and a turning point for SUNDAY. The Company focused its energies during the year on preparing for the launch of its 3G services, while continuing to improve the quality, capacity and efficiency of its 2G operations.

Following PCCW Limited's ("PCCW") acquisition of a majority interest in SUNDAY on 22nd June 2005, the Company began to leverage on PCCW's strong operational and financial support. Cross-selling co-operation between the two groups was one of the first steps taken to capture business opportunities by offering greater choice and convenience to customers.

The SUNDAY Group has already begun to benefit from access to PCCW's larger customer base, more extensive distribution channels, stronger marketing capabilities under the PCCW brand, more cost effective financing abilities and increased procurement bargaining power.

2G Operations

The Hong Kong mobile market remained highly competitive in 2005 with some competitors launching aggressive price promotions and offering heavy handset subsidies. SUNDAY continued to focus on improving its network coverage and service quality while maintaining its competitiveness in the current price-driven market.

In the second half of 2005, the Company's 2G subscriber base increased by 5% to 738,000 compared to the first half of the year, although the average revenue per user ("ARPU") per month for post-paid services declined slightly by 1% on the same half year basis. As a result, mobile services revenue increased by 2% to HK$502 million in the second half of 2005 compared to the first half of the year, the first time to increase since mid-2002. The average churn rate for 2005 was maintained at approximately 4%.

The Company upgraded its existing 2G/2.5G network in 2005 by adding approximately 10% more cell sites to enhance coverage and quality. In doing so, a major emphasis was placed on improving in-building coverage, particularly in the main business and financial districts, as a prelude to stepping up marketing to the business sector.

The 2G operations continued to be efficient with operating costs (excluding depreciation and amortisation) reduced by 11% in 2005 on a year-on-year basis. Operating costs as a percentage of mobile services revenue improved to 43% in 2005 from 46% in 2004.

3G

In 2005, the 3G market in Hong Kong gained the desired momentum and consumers became increasingly interested in its technology. More 3G handsets were now becoming available in the market from a number of manufacturers. Three of the four licensed operators launched 3G services during the year and the total subscriber base and market penetration continued to rise. The association with Huawei Tech. Investment Co., Limited ("Huawei") provided competitive advantages for SUNDAY's 3G network. (Huawei Group is a leading telecommunications equipment manufacturer based principally in Shenzhen, China.) During the year, SUNDAY continued its network roll-out by doubling the number of 3G cell sites; and in June 2005, the 3G data card was soft launched.

In January 2006, the PCCW Group introduced 3G voice and data services by reselling SUNDAY's airtime for a 6-month trial period. The campaign to-date has received an exceptional response with over 330,000 registered participants, from which approximately 110,000 customers have been selected and most are now connected to the PCCW mobile 3G services network. This introductory trial allows management to stress-test the 3G network and better understand the market dynamics and customer behaviour, hence, minimising the industry risk upon commercial launch.

Outlook

The mobile market will remain competitive in 2006. However, recent merger and acquisition activities may change the competitive landscape to SUNDAY's benefit. Market demand is increasingly shifting toward integrated service offerings and, with the new relationship with PCCW, SUNDAY's ability to capture new opportunities has greatly increased. The capacity improvements in coverage quality put in place during the year with the support of PCCW will enable the Company to further grow its customer base in 2006, and to target higher quality customers and the business segment. Other synergistic opportunities include having access to PCCW's resourceful premium content. The Company is fully geared up for 3G and looks forward during 2006 to seizing the market opportunities presented.

SUNDAY will continue to leverage on PCCW's resources and explore opportunities to make full use of its assets, including the 3G network, and create value for the shareholders.

Appreciation

Finally, we wish to extend our thanks to all our Directors and employees for their hard work and efforts during 2005.

MANAGEMENT REVIEW

Consolidated revenue for the year ended 31st December 2005 remained stable at HK$1,159 million. The increase in mobile phones and accessories sales was partially offset by the decrease in mobile services revenue.

As at 31st December 2005, SUNDAY's 2G subscribers increased by 54,000, or 8% year-on-year, to 738,000 while average ARPU for post-paid services declined by 6% to HK$169 as compared to 2004. As a result, mobile services revenue decreased by 4% year-on-year to HK$993 million. More mobile phones and accessories were sold during the year as more new handset models were launched.

Total cost of sales increased by 22% primarily due to higher usage of free minutes and increased customer acquisition costs during the year. As a result, gross profit declined by 10% to HK$724 million and to a margin of 62%.

Operating expenses, excluding depreciation and amortisation increased 21% largely due to increases in network costs primarily related to 3G. During the year, SUNDAY continued to roll-out its 3G network by doubling the number of cell sites. The 2G/2.5G network coverage has also been improved by adding approximately 10% more cell sites.

The SUNDAY Group achieved operating efficiency by saving 11% in operating costs year-on-year for its 2G operations although, as expected, 3G operating costs increased in the lead up to the trial service launch in early 2006.
	For the year ended
	31st December	31st December
	2005	2004
	HK$ million	HK$ million
		(Restated)

Operating expenses
(excluding depreciation and amortisation):
2G business	428	479
3G business	199	41
SUNDAY Group total	627	520

Finance costs increased by 60% year-on-year in 2005 primarily due to the increased loan amount drawn down under the long-term facilities provided by Huawei (the "Huawei Facilities") and the PCCW Group to support the 3G network build up. The finance costs for 2005 also included arrangement fees and early repayment charges in respect of the Huawei Facilities. In July 2005, SUNDAY repaid the outstanding loans under the Huawei Facilities by drawing down inter-company loan facilities arranged with the PCCW Group at normal commercial rates.

The loss attributable to shareholders was HK$197 million for the year ended 31st December 2005 compared to a profit of HK$4 million in 2004, mainly due to increases in cost of sales and network costs primarily related to 3G.

The SUNDAY Group has changed certain of its accounting policies following its adoption of the new Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations (collectively referred to as the "new HKFRSs"), which became effective for accounting periods beginning on or after 1st January 2005. Accordingly, certain balance sheet items have been adjusted with no significant impact on the consolidated profit and loss account for the 2005 year. Comparative figures in 2004 have been restated as required. The effects of changes in the accounting policies are summarised in note 1(b) of this announcement. None of these changes affect the SUNDAY Group's underlying business operations or cash flows.

CONNECTED TRANSACTIONS

The SUNDAY Group has entered into a variety of transactions with the PCCW Group in relation to various aspects of the SUNDAY Group's telecommunications business, each constituting a continuing connected transaction of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Details were set out in the two announcements of the Company dated 29th July 2005 and 12th January 2006.

The Company and PCCW are in the process of developing longer-term arrangements between their respective subsidiaries, to supplement or supersede and replace certain of the continuing connected transactions referred to in the aforementioned announcements. Under the requirements of the Listing Rules, certain of these arrangements require approval by the Company's independent shareholders. The Company will issue further announcements and convene an extraordinary general meeting to approve such arrangements, as and when appropriate.

CAPITAL EXPENDITURE

Capital expenditure for 2005 aggregated HK$546 million (2004: HK$301 million) which primarily included HK$411 million (2004: HK$247 million) incurred for the 3G network roll-out. Capital expenditure incurred in respect of ongoing enhancements to the 2G/2.5G mobile network and service quality amounted to HK$135 million (2004: HK$54 million).

SUNDAY Group will continue to invest in its 2G and 3G networks to further enhance its coverage and service quality.

LIQUIDITY AND FINANCIAL RESOURCES

The SUNDAY Group recorded a net cash inflow from operating activities of approximately HK$32 million for the year ended 31st December 2005, compared with a net cash inflow of HK$210 million for 2004. The decrease was mainly attributable to lower operating results and higher interest paid during the year.

In the first half of 2005, the capital expenditure and working capital requirements of the SUNDAY Group were mainly funded by the cash flow generated from operating activities and drawdowns on the Huawei Facilities.

In July 2005, the PCCW Group provided financial resources to SUNDAY to repay the loans and to refinance the performance bonds outstanding under the Huawei Facilities. The SUNDAY Group fully repaid the outstanding principal, accrued interest, commitment fees and early repayment charges under the Huawei Facilities aggregating approximately HK$874 million by drawing down long-term inter-company loan facilities provided by the PCCW Group; and cancelled the whole of the remaining available Huawei Facilities. Since then, the SUNDAY Group has entered into various additional facility agreements with the PCCW Group to finance capital expenditure in relation to the network expansion programmes. These facilities with PCCW were arranged at normal commercial rates.

As at 31st December 2005, the inter-company long-term loan due by the SUNDAY Group to the PCCW Group was HK$1,204 million with cash reserves of HK$34 million and a net debt to equity ratio of 2.3 times (2004: 0.7 times). The long-term loans outstanding as at 31st December 2005 will mature in three to five years from the drawdown date.

FOREIGN EXCHANGE EXPOSURE

Substantially all revenues, expenses, assets and liabilities are denominated in Hong Kong dollars.

International roaming payables and receivables are netted and settled on a monthly basis under Special Drawing Rights ("SDR") arrangements. As at 31st December 2005, the net SDR-denominated payables were insignificant. The SUNDAY Group has not experienced significant foreign exchange movements and does not anticipate substantial foreign exchange losses as long as the Hong Kong SAR Government's policy to peg the Hong Kong dollar to the US dollar remains in effect. The SUNDAY Group will continue monitoring its foreign exchange exposure and market conditions to determine if any hedging is required.

EMPLOYEES AND SHARE OPTION SCHEME

The SUNDAY Group employed 908 employees as at 31st December 2005 (2004: 831), of which 612 employees were in Hong Kong and 296 employees were in Shenzhen. The SUNDAY Group offers comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and SUNDAY Group performances. Other staff benefits include provident fund schemes, subsidised medical care and subsidies for external educational and training programmes.

No share options were granted or exercised during the year ended 31st December 2005. All outstanding share options granted by the Company under its share option scheme had either been cancelled or had lapsed under the terms of the scheme by 9th August 2005, being one month after the date on which the unconditional mandatory general cash offer made by PCCW Mobile Holding No. 2 Limited, an indirect wholly-owned subsidiary of PCCW became unconditional. Hence, there were no outstanding share options held by employees as at 31st December 2005.

DIVIDENDS

No interim dividend was paid for the year (2004: Nil) and the Directors do not recommend the payment of a final dividend for the year ended 31st December 2005 (2004: Nil).

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year ended 31st December 2005, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities.

AUDIT COMMITTEE

The Company's Audit Committee has reviewed the accounting policies adopted by the SUNDAY Group and the audited results of the SUNDAY Group for the year ended 31st December 2005.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE OF BEST PRACTICES

For the year ended 31st December 2005, the Company has complied with all the applicable provisions, and also complied with certain recommended best practices of the Code on Corporate Governance Practices as set out in Appendix 14 (the "CG Code") of the Listing Rules save for minor exceptions noted below.

Under code provision A.2.1 of the CG Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between chairman and chief executive officer should be clearly established and set out in writing.

The positions of the Chairman and the Chief Executive Officer are held separately by Alexander Anthony Arena and William Bruce Hicks, respectively. In general, the Chairman is responsible for overseeing the functioning of the Board while the Chief Executive Officer is responsible for managing the Group's business. The detailed responsibilities of these positions were confirmed by the Board in March 2006.

Under code provision A.4.1 of the CG Code, non-executive directors should be appointed for specific terms, subject to re-election. The non-executive directors of the Company are not appointed for specific term of office, however, all directors of the Company (including non-executive directors) are subject to retirement by rotation at least once every three years and re-election at annual general meetings in accordance with the Company's Articles of Association.

Under the first part of code provision D.1.2 of the CG Code, an issuer should formalise and distinguish the functions designated as having the responsibility of the board and those delegated to management and review such arrangements on a periodic basis to ensure they remain appropriate to the needs of the issuer. The respective functions of the Board and management of the Company were formalised and approved by the Board in March 2006.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This results announcement is published on the websites of the Company (www.sunday.com) and the Stock Exchange (www.hkex.com.hk). The 2005 annual report will be dispatched to the shareholders and available on the same websites on or about 12th April 2006.
By Order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman

Hong Kong, 29th March 2006

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31ST DECEMBER 2005
	Note(s)	2005	2005	2004
		US$'000	HK$'000	HK$'000
		(Note 1(c))		(Restated)
				(Note 15)

Mobile services		128,138	993,481	1,031,689
Sales of mobile phones and accessories		21,405	165,958	126,920
Turnover	2	149,543	1,159,439	1,158,609
Cost of inventories sold and
services provided		(56,169)	(435,490)	(356,479)
Gross profit		93,374	723,949	802,130
Other revenues		612	4,747	3,058
Network costs		(41,259)	(319,890)	(255,744)
Depreciation		(29,141)	(225,939)	(228,645)
Rent and related costs		(5,539)	(42,945)	(38,264)
Salaries and related costs	7	(18,062)	(140,043)	(128,889)
Advertising, promotion and
other selling costs		(9,072)	(70,336)	(57,829)
Amortisation expense	8	(4,075)	(31,592)	(25,978)
Other operating costs		(6,904)	(53,528)	(39,126)
(Loss)/Profit from operations	2 & 3	(20,066)	(155,577)	30,713
Interest income		87	676	218
Finance costs	4	(5,427)	(42,080)	(26,300)
Share of loss from a joint venture		—	—	(258)
(Loss)/Profit attributable to shareholders for
the year		(25,406)	(196,981)	4,373
(Loss)/Earnings per share (basic and diluted)	6	(0.85 cents)	(6.6 cents)	0.15 cents

CONSOLIDATED BALANCE SHEET
AS AT 31ST DECEMBER 2005

	Note(s)	2005	2005	2004
		US$'000	HK$'000	HK$'000
		(Note 1(c))		(Restated)
				(Note 15)

Non-current assets
Fixed assets		178,669	1,385,255	1,064,947
Intangible assets	8	109,363	847,916	794,292
Investment in a joint venture		—	—	—
Deposits and prepayments	10	3,349	25,964	—
Restricted cash deposits	9	106	822	1,130
		291,487	2,259,957	1,860,369
Current assets
Inventories		3,147	24,397	13,868
Trade receivables, net	10	9,868	76,508	73,665
Deposits, prepayments and other receivables	10	37,150	288,030	108,831
Amounts due from fellow subsidiaries	10 & 13	323	2,506	—
Cash and cash equivalents		4,309	33,409	114,565
		54,797	424,850	310,929
Current liabilities
Trade payables	11	6,266	48,584	60,227
Other payables and accrued charges		30,078	233,198	205,841
Subscriptions received in advance		9,294	72,056	68,847
Amounts due to fellow subsidiaries	11 & 13	926	7,183	—
Amount due to ultimate holding company	13	262	2,033	—
Current portion of obligations under finance
leases	12	121	937	—
		46,947	363,991	334,915
Net current assets/(liabilities)		7,850	60,859	(23,986)
		299,337	2,320,816	1,836,383
Financed by:
Share capital		38,565	299,000	299,000
Reserves		27,635	214,263	411,244
Shareholders' equity		66,200	513,263	710,244

Long-term liabilities
3G Licence fees liability	1(b)	75,109	582,334	532,460
Long-term vendor loans	12	—	—	592,740
Loans from fellow subsidiaries	12 &13	155,263	1,203,780	—
Obligations under finance leases
- long term portion	12	160	1,241	—
Asset retirement obligations	1(b)	2,301	17,839	—
Subscriptions received in advance		304	2,359	939
		233,137	1,807,553	1,126,139
		299,337	2,320,816	1,836,383

1.     BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

a.     Statement of compliance

The consolidated accounts have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual HKFRSs, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the Group is set out below.

The HKICPA has issued a number of new/revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after 1st January 2005.

b.     Basis of preparation

The consolidated accounts for the year ended 31st December 2005 incorporate the accounts of the Company and its subsidiaries.

The consolidated accounts have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities which are carried at fair value.

During the year, the Group has adopted the new/revised HKFRSs below, which are relevant to its operations. The 2004 comparatives have been restated, as required, in accordance with the relevant requirements.
HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39	Transition and Initial Recognition of Financial Assets and Financial Liabilities
Amendment
HKFRS 2	Share-based Payment

The adoption of HKASs 1, 2, 7, 8, 10, 12, 14, 17,18, 19, 21, 23, 24, 27, 31, 32, 33, 36, 37 and HKFRS 2 had no material effect on the Group's accounting policies. The effect of the adoption of certain new/revised HKFRSs, which results in substantial changes to accounting policies, is set out below.

i.     Asset retirement obligations (HKAS 16)

The adoption of HKAS 16 has resulted in a change in accounting policy relating to recognition of fixed assets and liabilities subject to retirement obligations at fair values.

ii.     Definition of related parties (HKAS 24)

As a result of the adoption of HKAS 24, the definition of related parties has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group. The clarification of the definition of related parties has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period, as compared to those that would have been reported had the Statement of Standard Accounting Practice 20 "Related party disclosures" still been in effect.

iii.     Recognition of intangible asset — 3G Licence (HKAS 38)

The adoption of HKAS 38 has resulted in a change in accounting policy relating to the recognition of the fees and royalties payable for the third generation licence for telecommunications services (the "3G Licence"). The 3G Licence is considered an intangible asset representing the right to provide the specified telecommunications services by deploying the radio spectrum allocated by the Office of the Telecommunications Authority to the licence holder under the terms of the licence. In order to measure the intangible asset, HKAS 39 Financial Instruments: Recognition and Measurement is applied for recognition of the minimum annual fees and royalty payments as they constitute a contractual obligation to deliver cash and, hence, should be considered a financial liability. As a result, capitalised minimum annual payments together with the interest accrued prior to commercial launch, are classified as an intangible asset and amortised on the straight-line basis over the remaining licence period from the date the asset is ready for its intended use. Interest is accrued on the outstanding minimum annual fees and charged to finance costs in the consolidated profit and loss account after the commercial launch. Variable annual payments on top of the minimum annual payments, if any, are recognised in the consolidated profit and loss account as incurred.

iv.     Recognition of intangible assets — subscriber acquisition costs (HKAS 38)

Costs to acquire contractual relationships with mobile subscribers are capitalised if it is probable that there will be an inflow of expected future economic benefits from the subscribers to the Group and such costs can be measured reliably. Capitalised subscriber acquisition costs are amortised on the straight-line basis over the minimum contractual period.

v.     Rental deposits and prepaid operating rental expenses (HKAS 39)

The adoption of HKAS 39 has required the Group to recognise rental deposits relating to cell sites, switch centres, shops and offices as financial assets at fair value. As a result, the difference between nominal and fair values of the deposits is treated as prepaid operating rental expenses. The prepayments are then amortised over the remaining lease terms of the respective cell sites, shops and offices, while the rental deposits generate deemed interest income over the remaining lease terms.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than HKAS 39 which recognises all derivatives at fair values in the balance sheet on 1st January 2005 and adjusts the balance to retained earnings as at that date.

The adoption of HKAS 16 resulted in:

		As at
	31st December 2005	31st December 2004
	HK$'000	HK$'000

Increase in fixed assets	16,328	—
Increase in accumulated losses	1,511	—
Increase in asset retirement obligations	(17,839)	—

	For the year ended
	31st December 2005	31st December 2004
	HK$'000	HK$'000

Increase in loss attributable to shareholders	1,511	—
Increase in loss per share (basic and diluted)	0.05 cents	—

The adoption of HKAS 38 resulted in:

(a) 3G Licence

		As at
	31st December 2005	31st December 2004
	HK$'000	HK$'000

Increase in intangible assets	838,110	787,496
Decrease in fixed assets	(214,109)	(163,369)
Decrease in prepayment for 3G Licence	(41,667)	(91,667)
Increase in long-term liabilities	(582,334)	(532,460)

(b) Subscriber acquisition costs

		As at
	31st December 2005	31st December 2004
	HK$'000	HK$'000

Increase in intangible assets	9,806	6,796
Decrease in accumulated losses	(9,806)	(6,796)

	For the year ended
	31st December 2005	31st December 2004
	HK$'000	HK$'000

Decrease in (loss)/ profit attributable to
shareholders	(3,010)	1,171
Decrease in (loss)/earnings per share (basic
and diluted)	(0.10 cents)	0.04 cents

The adoption of HKAS 39 resulted in:

		As at
	31st December 2005	31st December 2004
	HK$'000	HK$'000
Increase in prepaid operating rental
expenses — non-current assets (Note (a))	2,354	—
Increase in rental deposits — non-current assets
(Note (a))	23,610	—
Increase in prepaid operating rental expenses —
current assets
(Note (b))	928	—
Decrease in rental deposits - current assets
(Note (b))	(26,891)	—
Decrease in accumulated losses	(1)	—

	For the year ended
	31st December 2005	31st December 2004
	HK$'000	HK$'000

Decrease in loss attributable to shareholders	(1)	—
Decrease in loss per share (basic and diluted)	—	—

Note (a): Classified under "Deposits and prepayments" in consolidated balance sheet.

Note (b): Classified under "Deposits, prepayments and other receivables" in consolidated balance sheet.

The preparation of consolidated accounts in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. A revision to an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

c.     Convenience translations

The consolidated profit and loss account for the year ended 31st December 2005, and the consolidated balance sheet as at 31st December 2005 contain certain translations of Hong Kong Dollars to U.S. Dollars at the rate of HK$7.7532 to the U.S. Dollar. Such translations should not be construed as representations that the Hong Kong Dollar amounts represent, have been or could have been converted into U.S. Dollars at that or any other rate.

2.     SEGMENT INFORMATION

The Group is principally engaged in two business segments in Hong Kong, namely, mobile services and sales of mobile phones and accessories.
		Sales of mobile
	Mobile	phones and
	Services	accessories	Group
	2005	2005	2005
	HK$'000	HK$'000	HK$'000

Turnover	993,481	165,958	1,159,439

Loss from operations	(88,913)	(66,664)	(155,577)

Interest income			676
Finance costs (Note 4)			(42,080)
Loss for the year			(196,981)

Segment assets	2,601,007	48,138	2,649,145
Unallocated assets			35,662
Total assets			2,684,807

Segment liabilities	905,958	59,016	964,974
Unallocated liabilities			1,206,570
Total liabilities			2,171,544

Capital expenditure	542,009	4,280	546,289
Depreciation	(223,760)	(2,179)	(225,939)
Amortisation expense (Note 8)	(31,592)	—	(31,592)
Impairment of inventory	—	(3,112)	(3,112)
Impairment of trade receivables (Note 10)	(21,988)	—	(21,988)

		Sales of mobile
	Mobile	phones and
	Services	accessories	Group
	2004	2004	2004
	HK$'000	HK$'000	HK$'000
	(Restated)	(Restated)	(Restated)
	(Note 15)	(Note 15)	(Note 15)

Turnover	1,031,689	126,920	1,158,609

Profit/(Loss) from operations	80,910	(50,197)	30,713
Interest income			218
Finance costs (Note 4)			(26,300)
Share of loss from a joint venture			(258)
Profit for the year			4,373

Segment assets	2,021,734	33,870	2,055,604
Unallocated assets			115,694
Total assets			2,171,298

Segment liabilities	845,430	13,395	858,825
Unallocated liabilities			602,229
Total liabilities			1,461,054

Capital expenditure	299,131	2,217	301,348
Depreciation	(226,595)	(2,050)	(228,645)
Amortisation expense (Note 8)	(25,978)	—	(25,978)
Impairment of inventory	—	(4,389)	(4,389)
Impairment of trade receivables (Note 10)	(25,573)	—	(25,573)

There are no sales or other transactions between the business segments. Segment assets consist primarily of fixed assets, inventories, trade receivables, deposits and prepayments and mainly exclude unallocated cash. Segment liabilities comprise operating liabilities and mainly exclude unallocated long-term loans. Capital expenditure comprises additions to fixed assets.

3.     EXPENSES BY NATURE
	2005	2004
	HK$'000	HK$'000
		(Restated)
		(Note 15)

Amortisation expense (Note 8)	31,592	25,978
Cost of inventories sold	198,500	143,915
Depreciation:
Owned fixed assets	225,178	228,645
Leased fixed assets	761	—
Loss on disposals of fixed assets	129	338
Operating lease charges:
Land and buildings, including transmission sites	225,638	182,383
Leased lines	74,479	58,638
Auditors' remuneration:
Audit services	1,230	1,288
Audit-related services	240	248
Other permitted services	546	368
	2,016	1,904

During the year ended 31st December 2005, the Group incurred operating expenses of HK$239,799,000 (2004: HK$70,738,000) in relation to the development of its 3G business, out of which HK$40,705,000 (2004: HK$29,965,000) has been capitalised as fixed assets. The remainder has been included in the Group's results before arriving at the loss from operations.

4.     FINANCE COSTS

	2005	2004
	HK$'000	HK$'000
		(Restated)
		(Note 15)

Interest on bank loans	—	434
Interest on long-term vendor loans:
Wholly repayable within five years	22,614	983
Not wholly repayable within five years	—	18,632
Interest on loans from fellow subsidiaries	22,788	—
Interest element of finance lease payments	97	—
Other incidental borrowing costs	20,927	11,794
Accretion expenses:
3G Licence fees liability	49,874	—
Asset retirement obligations	822	—
Total financing costs incurred	117,122	31,843
Amounts capitalised in fixed assets in the course of
construction:
Interest expenses	(23,855)	(932)
Other incidental borrowing costs	(573)	(396)
Total financing costs capitalised to fixed assets	(24,428)	(1,328)
Amounts capitalised in intangible assets prior to the assets being ready for use:
Accretion expenses	(49,874)	—
Other incidental borrowing costs	(740)	(4,215)
Total financing costs capitalised to intangible assets	(50,614)	(4,215)
	42,080	26,300

Accretion expenses represented changes in 3G Licence fees liability and asset retirement obligations due to the passage of time calculated by applying the effective interest method of allocation to the amount of the liability at the beginning of the period.

Interest expenses capitalised in fixed assets were incurred for the loans drawn down on the equipment supply facility provided by a 3G network vendor and fellow subsidiaries.

Other incidental borrowing costs mainly represented commitment fees, finance charges and amortisation of deferred charges incurred in arranging the long-term and other loans from fellow subsidiaries. As described in note 12, the Group fully settled all vendor loans in July 2005, and the unamortised facility transaction costs of HK$9,653,000 were charged to the consolidated profit and loss account.

5.     TAXATION

No provision for Hong Kong profits tax and overseas taxation has been made as the Group had no assessable profits for the year (2004: Nil).

The taxation effect of the Group's loss for the year differs from the theoretical amount that would arise using the applicable taxation rate of 17.5% (2004: 17.5%) as follows:

	2005	2004
	HK$'000	HK$'000
		(Restated)
		(Note 15)

(Loss)/Profit for the year	(196,981)	4,373

Taxation (credit)/ charge at the applicable rate of 17.5% (2004: 17.5%)	(34,472)	765
Add/ (Deduct) tax effects of:
Income not subject to taxation	(154)	(36)
Expenses not deductible for taxation purposes	2,827	3,308
Reversal of temporary differences arising from accelerated
depreciation	18,257	24,602
Utilisation of previously unrecognised tax losses	—	(28,639)
Tax losses for which no deferred income tax asset was recognised	13,542	—
Taxation charge	—	—

6.     (LOSS)/ EARNINGS PER SHARE

a.     Basic (loss)/earnings per share

The calculation of basic (loss)/earnings per share is based on the Group's loss for the year of approximately HK$196,981,000 (2004 (Restated): Profit of HK$4,373,000) and the 2,990,000,000 shares (2004: 2,990,000,000 shares) in issue during the year.

b.     Diluted (loss)/earnings per share

There is no dilutive effect upon exercise of the share options on the earnings per share for the years ended 31st December 2005 and 2004 since:

(i)     the exercise prices for the share options were above the average fair value of the shares; and/or

(ii)    as at 31st December 2005, the Group has no outstanding share options as all outstanding share options had either been cancelled or had lapsed under the terms of the Company's share option scheme by 9th August 2005, being one month after the date on which the unconditional general cash offer made by PCCW Mobile Holding No. 2 Limited ("PCCW Mobile") became unconditional.

7.     SALARIES AND RELATED COSTS

Salaries and related costs for the year ended 31st December 2005, including directors' fees and emoluments are as follows:

	2005	2004
	HK$'000	HK$'000

Salaries and allowances	114,621	122,367
Bonuses	13,600	—
Retirement scheme contributions	7,313	6,522
Termination benefits	4,509	—
	140,043	128,889

8.     INTANGIBLE ASSETS

		Subscriber
		acquisition
	3G Licence	costs	Total
	HK$'000	HK$'000	HK$'000
Cost
At 1st January 2005, as previously reported	—	—	—
Prior year adjustments arising from adoption of new
accounting standard for intangible assets (Note 1(b))	787,496	13,062	800,558
At 1st January 2005, as restated	787,496	13,062	800,558
Additions	50,614	34,602	85,216
Write-offs	—	(25,776)	(25,776)
At 31st December 2005	838,110	21,888	859,998

Amortisation
At 1st January 2005, as previously reported	—	—	—
Prior year adjustments arising from adoption of new
accounting standard for intangible assets (Note 1(b))	—	6,266	6,266
At 1st January 2005, as restated	—	6,266	6,266
Additions	—	31,592	31,592
Write-offs	—	(25,776)	(25,776)
At 31st December 2005	—	12,082	12,082

Net book value
At 31st December 2005	838,110	9,806	847,916

At 1st January 2005, as restated	787,496	6,796	794,292

Cost
At 1st January 2004, as previously reported	—	—	—
Prior year adjustments arising from adoption of new
accounting standard for intangible assets (Note 1(b))	250,821	18,252	269,073
At 1st January 2004, as restated	250,821	18,252	269,073
Additions	536,675	24,807	561,482
Write-offs	—	(29,997)	(29,997)
At 31st December 2004, as restated	787,496	13,062	800,558

Amortisation
At 1st January 2004, as previously reported	—	—	—
Prior year adjustments arising from adoption of new
accounting standard for intangible assets (Note 1(b))	—	10,285	10,285
At 1st January 2004, as restated	—	10,285	10,285
Additions	—	25,978	25,978
Write-offs	—	(29,997)	(29,997)
At 31st December 2004, as restated	—	6,266	6,266

Net book value
At 31st December 2004, as restated	787,496	6,796	794,292

At 1st January 2004, as restated	250,821	7,967	258,788

Finance costs of HK$50,614,000 (2004 (Restated): HK$4,215,000) were capitalised as intangible assets prior to the assets being ready for use.

9.     RESTRICTED CASH DEPOSITS

As at 31st December 2005, a bank deposit of HK$822,000 (2004: HK$1,130,000) has been pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services. The guarantee will expire in March 2007.

10.    TRADE RECEIVABLES, DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES, AND AMOUNTS DUE FROM FELLOW SUBSIDIARIES
	2005	2004
	HK$'000	HK$'000
		(Restated)
		(Note 15)

Trade receivables	83,530	82,028
Less: Provision for impairment of receivables	(7,022)	(8,363)

Trade receivables, net	76,508	73,665
Rental deposits	48,912	44,082
Prepaid operating rental expense	3,282	—
Prepayments, other deposits and receivables	261,800	64,749
Amounts due from fellow subsidiaries	2,506	—
	393,008	182,496
Less: non-current portion
Rental deposits	(23,610)	—
Prepaid operating rental expense	(2,354)	—
	367,044	182,496

The fair values of trade receivables, deposits, prepayments and other receivables, and amounts due from fellow subsidiaries are as follows:
	2005	2004
	HK$'000	HK$'000
		(Restated)
		(Note 15)

Trade receivables, net	76,508	73,665
Deposits, prepayments and other receivables	313,994	108,831
Amounts due from fellow subsidiaries	2,506	—
	393,008	182,496

The Group allows an average credit period of 30 days on its trade receivables. At 31st December 2005, the ageing analysis of the trade receivables (net of provision for impairment) and amounts due from fellow subsidiaries arising from trade transactions of HK$1,075,000 (2004: Nil) were as follows:
	2005	2004
	HK$'000	HK$'000

0-30 days	58,002	52,840
31-60 days	13,434	13,547
61-90 days	5,790	5,993
Over 90 days	357	1,285
	77,583	73,665

There is no concentration of credit risk with respect to trade receivables as the Group has a large customer base.

The Group recognised expenses of HK$21,988,000 (2004: HK$25,573,000) for the impairment of trade receivables during the year ended 31st December 2005 which amount has been included in cost of services in the consolidated profit and loss account.

11.    TRADE PAYABLES AND AMOUNTS DUE TO FELLOW SUBSIDIARIES
	2005	2004
	HK$'000	HK$'000

Trade payables	48,584	60,227
Amounts due to fellow subsidiaries	7,183	—
	55,767	60,227

At 31st December 2005, the ageing analysis of the trade payables, including amounts due to fellow subsidiaries arising from trade transactions of HK$6,426,000 (2004: Nil), were as follows:
	2005	2004
	HK$'000	HK$'000

0-30 days	42,826	35,476
31-60 days	10,686	7,818
61-90 days	842	5,708
Over 90 days	656	11,225
	55,010	60,227

12.    LONG-TERM LOANS AND OBLIGATIONS UNDER FINANCE LEASES
	2005	2004
	HK$'000	HK$'000

Loans from fellow subsidiaries - unsecured (note a)	1,203,780	—
Long-term vendor loans - secured (note a)	—	603,148
Obligations under finance leases (note b)	2,178	—
	1,205,958	603,148
Less: Deferred charges	—	(10,408)
	1,205,958	592,740
Current portion of obligations under finance leases (note b)	(937)	—
Long-term portion	1,205,021	592,740

Representing:
Long-term vendor loans	—	592,740
Loans from fellow subsidiaries	1,203,780	—
Obligations under finance leases — long term portion	1,241	—
	1,205,021	592,740

a.     Loans from fellow subsidiaries and vendor loans

At 31st December 2005, the Group's long-term loans, excluding obligations under finance leases, were repayable as follows:
	Loans from fellow		Long-term
	subsidiaries		vendor loans
	2005	2004	2005	2004
	HK$'000	HK$'000	HK$'000	HK$'000

Within one year	—	—	—	—
In the second year	—	—	—	75,000
In the third to fifth year	1,203,780	—	—	239,074
After the fifth year	—	—	—	289,074
	1,203,780	—	—	603,148

The effective interest rates at the balance sheet date were as follows:
	2005	2004

Long-term vendor loans:
General facility	—	4.16%
Equipment facility	—	4.31%

Loans from fellow subsidiaries	5.50%	—

The carrying amounts and fair values of the Group's long-term loans were as follows:
	2005		2004
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	HK$'000	HK$'000	HK$'000	HK$'000

Loans from fellow subsidiaries	1,203,780	1,203,780	—	—
Long-term vendor loans	—	—	603,148	597,199

(i)     Settlement of vendor loans

On 8th July 2005, Mandarin Communications Limited, an indirect wholly-owned subsidiary of the Company, gave a written notice to Huawei Tech. Investment Co., Limited of its intention to fully repay all loans and performance bonds outstanding under the Facility Agreement on 29th July 2005, and to cancel any available facilities under the Facility Agreement. On 29th July 2005, the Group fully repaid all the outstanding principal amounts, accrued interest, commitment fees and early repayment charges under the Facility Agreement aggregating HK$873,780,000 through inter-company loan facilities provided by a subsidiary of PCCW (see note (ii)).

(ii)    Loans from fellow subsidiaries

On 27th July 2005, PCCW-HKT Limited, an indirect wholly-owned subsidiary of PCCW, and the Group entered into a long-term inter-company facility, pursuant to which PCCW-HKT Limited provided the Group with the required funding for full repayment of all the outstanding loan principal and accrued interest under the Facility Agreement as at 29th July 2005. The inter-company facility comprises the following facilities:

  HK$440,000,000 general facility with a term of 3 years; and

  HK$460,000,000 equipment facility with a term of 5 years.

As at 31st December 2005, loans totalling HK$873,780,000 were drawn in respect of these facilities. The loans are unsecured and bear interest at a floating rate with reference to the Hong Kong Dollar Prime Rate plus a margin of 0.25% per annum.

As at 31st December 2005, PCCW-HKT Limited and PCCW Services Limited, an indirect wholly-owned subsidiary of PCCW, entered into various additional facility agreements all of a term of 3 years with the Group, in respect of facilities in the aggregate amount of HK$1,003,500,000. The facilities are to be used, in stated amounts, for specified items in developing the 3G network and for upgrade of the 2G network. As at 31st December 2005, loans totalling HK$330,000,000 were drawn in respect of these facilities. The loans are unsecured and bear interest at a floating rate with reference to the Hong Kong Dollar Prime Rate plus a margin of 0.25% per annum.

The carrying amounts of the loans from fellow subsidiaries are denominated in Hong Kong Dollars.

Prior to 29th July 2005, PCCW arranged with a bank to provide performance bonds in the aggregate amount of HK$210,746,000 for full replacement of the performance bonds obtained under the Facility Agreement. Effective on 22nd October 2005, the amount of the performance bonds was increased to HK$301,243,000 to comply with the licence conditions of the 3G Licence. The performance bonds are interest bearing at a fixed rate of 0.675% per annum.

b.     Obligations under finance leases
	2005	2004
	HK$'000	HK$'000

Obligations under finance leases — minimum lease payments:
Not later than 1 year	1,028	—
Later than 1 year and not later than 5 years	1,284	—
	2,312	—
Future finance charges on finance leases	(134)	—
Present value of finance lease liabilities	2,178	—

The present value of obligations under finance lease liabilities is as follows:
Not later than 1 year	937	—
Later than 1 year and not later than 5 years	1,241	—
	2,178	—

The effective interest rate at the balance sheet date was 5.19% (2004: Nil).

13.    RELATED PARTY TRANSACTIONS

For the purpose of these consolidated accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in marking financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities, and including entities which are under the significant influence of related parties of the Group where the parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

The Group is controlled by PCCW Mobile, an indrect wholly-owned subsidiary of PCCW, established under the laws of the British Virgin Islands, which owns approximately 79.35% of the Company's shares at the balance sheet date.

The ultimate holding company of the Company is, therefore, deemed to be PCCW which is incorporated in Hong Kong.

The following sets out related party balances together with a summary of significant related party transactions which were carried out in the ordinary course of the Group's business:
	2005	2004
	HK$'000	HK$'000

a. Purchases of services from fellow subsidiaries (Note i):
Interconnection charges	20,593	—
Leased lines rental charges	26,375	—
Dealer commission charges	5,802	—
	52,770	—

b. Sales of goods to fellow subsidiaries (Note i):
Sales of mobile phones	19,742	—
Sales of trade-in mobile phones	1,065	—
	20,807	—

c. Finance costs incurred on facilities from (Note ii):
Fellow subsidiaries	22,789	—
Ultimate holding company	2,380	—
	25,169	—

i)     Terms of the transactions were negotiated and agreed by both parties in the ordinary course of business except for those services in which the rates are regulated by the Office of the Telecommunication Authority.

ii)    Finance costs include interest expenses incurred on loans from fellow subsidiaries and commission fees in respect of the performance bond (Note 4).

d.     Year end balances arising from loans, purchases of services and sales of goods are as follows:

	2005	2004
	HK$'000	HK$'000

Amounts due from fellow subsidiaries (Note i)	2,506	—
Amounts due to fellow subsidiaries (Note i)	(7,183)	—
Amount due to ultimate holding company (Note i)	(2,033)	—
Loans from fellow subsidiaries (Note ii)	(1,203,780)	—

i)     Balances with fellow subsidiaries and the ultimate holding company are unsecured, non-interest bearing and have no fixed repayment terms.

ii)    The terms of loans from fellow subsidiaries are set out in note 12.

e.     Key management compensation:
	2005	2004
	HK$'000	HK$'000

Salaries and other short-term employee benefits	20,541	22,161
Termination benefits	116	168
Other long-term benefits	407	442
	21,064	22,771

14.   SUBSEQUENT EVENTS

As the scheme of arrangement in relation to the proposed privatisation of the Company was not approved at the court meeting of the Company's independent shareholders held on 15th December 2005, the Company was required to restore sufficient public float of at least 25% of its issued share capital, as required under Rule 8.08 of the Listing Rules, on or before 15th January 2006. The Company applied for and was granted three additional one-month waivers from strict compliance with such requirement for further periods from 16th January to 15th February, from 16th February to 15th March and from 16th March to 15th April 2006.

On 10th January 2006, the Group entered into various of transactions with the PCCW Group relating to several aspects of the Group's telecommunications business, including the provision of distribution services to the Group, wholesale of 2G and 3G mobile telecommunications services to the PCCW Group, the provision of IDD wholesale service to the Group, a handset mobile trade-in programme, the provision of call centre services for the benefit of the Group, the provision of systems integration and operations to the Group, the sale of mobile plans by the Group to the PCCW Group, the provision of office space to the Group, the provision of facility management services to the Group, offer letters in respect of telephone exchanges, design and build of mobile switching centres for the Group, and the provision of logistics support by the PCCW Group. Each of these transactions constitutes a continuing connected transaction of the Company under the Listing Rules. Details were set out in the announcement dated 12th January 2006.

On 10th January 2006, PCCW Group introduced 3G voice and data services by reselling SUNDAY's airtime for a 6-month trial period indicating that the 3G network had become fully operational for commercial services and, thereafter, will need to begin depreciating and amortising the 3G-related assets.

15.   COMPARATIVE FIGURES

Certain comparative figures have been adjusted or re-classified as a result of the changes in accounting policies as disclosed in note 1(b).

The Directors as at the date of this announcement are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man, Gary; Hui Hon Hing, Susanna

Independent Non-Executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen

Forward-Looking Statements

This announcement contains certain forward-looking statements. The words "believe", "intend", "is confident", "expect", "anticipate", "project", "estimate", "predict", "optimistic" and similar expressions are intended to identify forward-looking statements. These statements are not historical facts or guarantees of future performance. Actual results could differ materially from those expressed or implied in such forward-looking statements. Such forward-looking statements are based on SUNDAY's current assumptions and expectations and are subject to risks and uncertainties that could significantly affect expected results. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements are discussed herein and in SUNDAY's reports furnished to or filed with the United States Securities and Exchange Commission ("SEC"), including, but not limited to the section "Forward-Looking Statements" and certain other sections of SUNDAY's 2004 Annual Report on Form 20-F and Form 20-F/A Amendement No.1 filed with the SEC on 1st July 2005 and 6th July 2005, respectively, and SUNDAY's 2005 Interim Report on Form 6-K furnished with the SEC on 15th September 2005.